Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Progress Energy, Inc.

Commission File No.: 001-15929

The following is a transcript of a video interview given by Jim Rogers, CEO of Duke Energy, that appeared on the Financial Times' website on March 6, 2011.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website

(www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Ed Crooks

Hello, and welcome to View from the Top. I’m joined by Jim Rogers, Chairman and Chief Executive of Charlotte-based Duke Energy. Jim Rogers has been probably one of the most high-profile and best-known energy industry executives in the United States, well-known in particular for talking about the environment and the environmental implications of energy policy, and first supporting a cap-and-trade system to regulate carbon emissions.  He’s also been very much in the news in recent weeks because of Duke Energy’s announced $13.7 billion takeover of its North Carolina neighbor, Progress Energy. So, Mr. Rogers, hello and welcome to View from the Top.

The deal with Progress Energy – very big deal, very exciting and dramatic development – there’s been a lot of attempts to do big deals in the U.S. energy utility sector in recent years, a lot of kind of failed attempts at consolidation.  Why do you think you’re managing to succeed now?

Jim Rogers

I think that we will close this deal.  Our aspiration is to close it by year-end, at the latest, first quarter of next year, but I view it through the lens, this is the third transaction that I’ve done, and I have a good sense of what’s required to get the right regulatory approvals at both the state and federal level.  So I am confident we’ll get approval of those, because one, it’s a good deal for the investors, it’s also—both groups of investors, both Progress and Duke—but it’s also a great deal for our customers, both Progress and Duke’s customers. In the Carolinas, we will jointly dispatch our units, and that will reduce our fuel cost, between $600 and $800 million, over a five-year period.  So a reduction in the cost of electricity, coupled with reductions in the cost of electricity for other customers as we gain efficiencies.

Ed Crooks

An event related to the main benefit of the merger, do you think, this unified dispatch, I’m pressing you to explain more about that, exactly how that works and how the money is saved.

Jim Rogers

Sure. What happens is, is when you jointly dispatch these units, you can dispatch the cheapest units first, and as a consequence of jointly dispatching the cheapest units of two systems, it really creates a lower cost to the consumers.

Ed Crooks

So you’re choosing—so you’re choosing which power station to fire up and to connect to the grid, and if you got a broader portfolio to choose from, then you have more low-cost options.

Jim Rogers

Yes.  That’s a better way to say it, actually.  But I think the important thing here is that yes, it’s better for the investor, better for the customer, but to amplify on that, I would do this.  I would say that we’ve gone 50 years where the real price of electricity has been flat.  We look out over the next 20 years, where the real price of electricity is going to increase, rather dramatically, because we have to modernize our grid from analog to digital, we’ll have to retire/replace virtually every power plant by 2050, and so we’re on a road to reducing our emissions footprint, by modernizing our fleet.  And the important point I’m making here is, this takes a huge capital requirement, we’re the most capital-intensive industry in the United States, and by combining these companies, we’ll have a very large balance sheet, a very strong balance sheet.  And I’d leave one last point that is important to make.  Yes, we’ll be the largest.  We’ll be the biggest of and in itself—that’s not the most important point—is that can we create more value, can we be agile. Can we develop the vision to see around the corner because oftentimes big companies don’t have the ability to do that, and my aspiration is, is [sic] that the combined company will have it.

Ed Crooks

And how will it do that then?  How do you create value?  And what are they going to be?  What are going to be the key strategies and key technologies for doing that in the coming years?

Jim Rogers

I think the first thing is, is that – I’ve mentioned, is the cost-savings.  The second thing is the ability to raise capital in this capital-intensive industry at lower cost.  That translates into lower cost for our customers.  I think the third thing that really comes from this is the ability, as the largest company, a must-own utility for investors. I believe there will be some expansion in our P.E.  As a consequence of that, we’ll be in a stronger position to continue the consolidation, which I think is inevitable in a very fragmented market in the U.S.

Ed Crooks

So there are more deals to come after this?

Jim Rogers

I would guess that.

Ed Crooks

What kind of companies might you be interested in then?  Where are the further opportunities for consolidation?

Jim Rogers

[Laughter]

Ed Crooks

So what, you don’t need to name any names, but just in general terms.

Jim Rogers

[Laughter] It’d be wrong for me to name names.  We haven’t closed this deal yet, and almost prematurity to think about that.  But as you think about how this industry is consolidated over the last 20 years, it continues.  And so this is a unique combination because it’s two neighbors, and that really – in two contiguous utilities there’s more cost savings.  But I believe that as you look out, we’re really focused on primarily the regulated utilities. We’re not necessarily focused on utilities that are operating in competitive markets like PJM, and that’s a narrower universe in our region of the country.

Ed Crooks

Tell me about technologies then. As you say, there’s a lot of power plants that need to be replaced in the United States over the coming decades. You, as Duke, have been looking at a number of different options.  You’ve been looking at nuclear, you’ve been investing in cleaner coal, which seem to be very high cost options as far as we can tell at the moment.  I mean, how do you view those? But just think about nuclear, perhaps, at the moment.  How do you now see the prospects in nuclear power?

Jim Rogers

Well, I think, with a combined company, we will have three construction operating license applications pending before the Nuclear Regulatory Commission. So we clearly will be in a stronger position to build a nuclear plant.  But we believe that nuclear in the future will be built by multiple partners. There’ll be regional generation, nuclear generation built in the future. You share the risk from an investor perspective, but you’re able to smooth out the cost increases to the customers because you have a much larger customer base.

Ed Crooks

So, for instance, you’ve been looking at buying into the [inaudible] project in South Carolina. Is it more likely that you do that, and go ahead with your own new project?

Jim Rogers

Well, I think that’s an option that is clearly there to evaluate today versus the other. But that’s an issue that’s unfolding and it’s not clear yet how that plays out.

Ed Crooks

What about cleaner coal? You have this plant in Indiana which has been very controversial in Edwardsport. There’s been a lot of controversy over the regulators there, and the company, there’s been a lot of stories in the press about it. One of the things that people seem to say is, at the root of some of the unhappiness about what was going on there is this. Cleaner coal, coal gets a vacation project. Is that because a question more of the technology, is this a technology that isn’t really commercially viable?

Jim Rogers

I think the way to think about it is, we’re the only ones in the United States building coal plants, two advances coal plants, and in North Carolina we’re building a super-critical pulverized coal plant. And that is coming on, on-budget, on-time because there’s a reference plant. The plant in Indiana is a scaling up of coal gasification. And it will set the standards because it will be the cleanest coal plant in the U.S. and maybe the cleanest in the world, in terms of traditional pollutants as well as having improvements in terms of the carbon intensity of the electricity. But also it has the potential of being a site for carbon capture sequestration. We take the carbon out of the [inaudible] gas stream, which is the cheaper way to capture carbon and store it. So what has made that project difficult is something that we’ve all faced in the scaling up of a technology where there’s no reference plant. And so we’ve had that challenge and that’s obviously led to increased costs. But if you look at the major coal plants that have been built in the United States over the last two years, most of them have been 20, 25%, some 50% over their original estimate and that’s even with reference plants. So the important point I’d make here is, this is the first time in twenty to thirty years in the case of Indiana that new base-load plants are being built. So it’s a scaling up challenge. It’s building base load for the first time that everyone in our industry is sharing that experience, and doing it for the first time this generation, so to speak. And so those challenges have been great, plus put on top of that, this war against coal. And there are many people across the country that don’t believe in cleaner coal. They don’t believe in any coal. And they will go to any limit to stop a coal plant, and many have been stopped in the United States. We’ve had huge opposition in North Carolina. We had huge opposition and continuing opposition in Indiana.

Ed Crooks

What about your position on carbon emissions. Your position has been well made. You’ve talked about your position for cap-and-trade schemes to maintain carbon dioxide emissions and that’s going to be the long-term future for the energy industry. The climate is not very favorable to that at the moment, the political climate, you say, you have on the one hand the environmentalists who say no coal of any kind and are all very strong about that, and if you look at the Republican majority House of Representatives, which is obviously much more powerful following last year’s midterm elections, basically saying forget about all this, take the carbon controls off the agenda, this is not something we’re going to worry about at the moment. How’s this going to play out do you think. Does this mean we’re going to have to forget about carbon controls of any kind in the United States for quite a long time now?

Jim Rogers

I think if you look at the change in Congress – you look at the failure to get through the Senate in the last session of Congress – we’ve had a lot of road block, no question about that. So now what we really need to do is pour more money into research and to bring the cost of all technologies down. Bring nuclear costs down, and in fact there are sixty-one nuclear units being built around the world, there’s a real renaissance, but not in the U.S., even though we’re the leading producer of electricity from nuclear [inaudible] but we haven’t gotten approval of any of them from the NRC. Yeah, they’re moving dirt around, but they’re not building anything, because they haven’t gotten the okay. Then I would say that you have to bring the cost of solar, and we’re investing in solar, got to bring the cost of wind down, and we built a thousand mega-watt fleet of wind in three years, we’re building two coal plants, we’re building two gas combined cycle plants. And I think the clear point is, all these technologies, the costs need to come down to be affordable. We need to look at the subsidies for each of the alternatives to equalize the subsidies. I think that would be an important discussion. But I’ll be honest with you, I was disappointed that we couldn’t pass cap-and-trade, because I think back about the history of cap-and-trade in the U.S.. It started with the Clean Air Amendment, President Bush proposed it in 1890, I mean 1990. He’s not that old. And President Bush along with EPA Director Bill Reilly came up with this idea of cap-and-trade, and they convinced Congress, the Democratic Congress, to approve it. And then the Republicans said, this is a huge breakthrough, cap-and-trade, because rather than commanding control from the EPA, we’re going to use market forces to reach compliance and lower cost. And I find it sort of ironic that the Republicans today have forgotten that they were the leaders on cap-and-trade and now in the last session they demonized it and continue to demonize it, even though they invented it. So the fact is, I think it’s the only way to make a transition to the low carbon world, but because they have such strong opposition to it, it’s going to be very difficult to get that policy approved.

Ed Crooks

Thank you very much indeed.